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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 26, 2004

Commission File Number: 000-22828

MILLICOM INTERNATIONAL CELLULAR S.A.

75 Route de Longwy
L-8080 Bertrange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐          No    ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                        .

        The information contained in this report is incorporated by reference into registration statement No. 333-111779 and registration statement No. 333-112948.

Item 1.    FINANCIAL STATEMENTS

        Millicom International Cellular S.A. and subsidiaries ("MIC" or "Millicom" or the "Group") unaudited interim condensed consolidated financial statements as of September 30, 2004.

MILLICOM INTERNATIONAL CELLULAR S.A.
Condensed consolidated balance sheets
As of September 30, 2004 and December 31, 2003

	Notes	September 30, 2004 (Unaudited)	December 31, 2003
		(US$'000)
ASSETS
NON-CURRENT ASSETS
Intangible assets
Goodwill, net of accumulated amortization of $28,104 and $22,374	3	40,137	49,578
Licenses, net of accumulated amortization of $71,695 and $65,401		38,197	30,889
Other intangibles, net of accumulated amortization of $4,466 and $3,732		5,277	5,148
Property, plant and equipment, net of accumulated depreciation of $661,342 and $545,864		540,270	487,746
Financial assets
Investment in Tele2 AB shares	4	333,884	479,040
Investment in other securities		18,339	25,397
Embedded derivative on the 5% Mandatory Exchangeable Notes	6	28,945	—
Investment in associates		1,873	1,340
Pledged deposits		23,886	31,530
Deferred taxation		3,727	5,226

TOTAL NON-CURRENT ASSETS		1,034,535	1,115,894

CURRENT ASSETS
Investment in other securities		15,149	15,291
Inventories		19,525	10,941
Trade receivables, less allowance for receivable impairment of $47,959 and $36,199		131,731	113,750
Amounts due from Joint Ventures		6,779	13,137
Amounts due from other related parties		2,889	2,905
Prepayments and accrued income		31,659	19,739
Other current assets		67,631	49,583
Time deposits		13,392	32,880
Cash and cash equivalents		209,881	148,829

TOTAL CURRENT ASSETS		498,636	407,055

TOTAL ASSETS		1,533,171	1,522,949

The accompanying notes are an integral part of these condensed financial statements

MILLICOM INTERNATIONAL CELLULAR S.A.
Condensed consolidated balance sheets (Continued)
As of September 30, 2004 and December 31, 2003

	Notes	September 30, 2004 (Unaudited)	December 31, 2003
		(US$'000)
SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY	5
Share capital and premium		309,488	239,876
Treasury stock		(8,833)	(8,833)
2% PIK Notes—Equity component		—	16,006
Legal reserve		13,576	4,256
Accumulated losses brought forward		(276,607)	(446,110)
Profit for the period/year		42,318	178,823
Currency translation reserve		(71,555)	(69,198)

TOTAL SHAREHOLDERS' EQUITY		8,387	(85,180)

Minority interest		41,725	26,571

LIABILITIES
Non-current Liabilities
Debt and other financing
10% Senior Notes	6	536,399	536,036
2% PIK Notes—Debt component	6	—	50,923
5% Mandatory Exchangeable Notes—Debt component	6	330,992	327,635
Embedded derivative on the 5% Mandatory Exchangeable Notes	6	—	103,457
Other debt and financing	6	106,280	126,150
Deferred taxation		37,878	33,944

Total non-current liabilities		1,011,549	1,178,145

Current Liabilities
Other debt and financing	6	100,212	132,664
Trade payables		169,395	112,764
Amounts due to other related parties		2,399	608
Accrued interest and other expenses		63,161	44,673
Other current liabilities		136,343	112,704

Total current liabilities		471,510	403,413

TOTAL LIABILITIES		1,483,059	1,581,558

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		1,533,171	1,522,949

The accompanying notes are an integral part of these condensed financial statements

MILLICOM INTERNATIONAL CELLULAR S.A.
Condensed consolidated statements of profit and loss
For the nine months ended September 30, 2004 and September 30, 2003

	Notes	Nine months ended September 30, 2004 (Unaudited)	Nine months ended September 30, 2003 (Unaudited)
		(US$'000)
Revenues	7	665,780	445,249
Cost of sales		(269,549)	(175,229)

Gross profit		396,231	270,020
Sales and marketing		(85,414)	(57,286)
General and administrative expenses		(92,113)	(71,531)
(Loss)/gain from sale of subsidiaries and joint ventures, net		(1,951)	1,131
Other operating expenses		(26,762)	(21,432)

Operating profit		189,991	120,902
Valuation movement on investment in securities	4	(145,157)	119,239
Fair value result on financial instruments	6	132,402	(26,440)
Profit from associates		503	217
Interest expense		(77,326)	(91,460)
Interest income		5,027	4,976
Other financial income	6	200	96,748
Exchange gain, net		1,631	6,313

Profit before taxes and minority interest		107,271	230,495
Charge for taxes	8	(50,761)	(29,101)

Profit before minority interest		56,510	201,394
Minority interest		(14,192)	(12,338)

Net profit for the period	7	42,318	189,056

Basic earnings per common share (US$)	11	0.53	2.90

Diluted earnings per common share (US$)	11	0.49	2.45

The accompanying notes are an integral part of these condensed financial statements

MILLICOM INTERNATIONAL CELLULAR S.A.
Condensed consolidated statements of cash flows
For the nine months ended September 30, 2004 and September 30, 2003

	Nine months ended September 30, 2004 (Unaudited)	Nine months ended September 30, 2003 (Unaudited)
	(US$'000)
Net cash provided by operating activities	202,037	128,322
Cash flows from investing activities
Acquisition of subsidiaries and joint ventures	(926)	5,110
Proceeds from the disposal of subsidiaries and joint ventures, net of cash disposed	(59)	6,529
Proceeds from the disposal of investments in securities	—	32,396
Proceeds from the disposal of other investments	7,678	—
Purchase of licenses and other intangible assets	(12,367)	(12,589)
Purchase of property, plant and equipment	(116,380)	(60,326)
Proceeds from the disposal of property, plant and equipment	4,995	1,396
Decrease/(increase) in amounts due from joint ventures	6,566	283
Decrease/(increase) in pledged deposits	8,585	11,906
Decrease/(increase) in time deposits	19,586	1,048
Cash from other investing activities	(576)	74

Net cash used by investing activities	(82,898)	(14,173)

Cash flows from financing activities
Proceeds from the issuance of debt and other financing	29,046	388,001
Repayment of debt and other financing	(85,047)	(373,981)
Consent fee and other cash outflows related to the debt restructuring	—	(50,447)
Payment of dividends to minority interests	(2,679)	(12,540)
Payments to shareholders	—	(4,020)
Cash provided by other financing activities	1,625	2,523

Net cash used by financing activities	(57,055)	(50,464)

Effect of exchange rate changes on cash balances	(1,032)	495

Net increase in cash and cash equivalents	61,052	64,180
Cash and cash equivalents, beginning	148,829	70,451

Cash and cash equivalents, ending	209,881	134,631

Non-cash investing and financing activities
Investing activities:
Revaluation of marketable securities	(145,157)	113,642
Financing activities:
Debt restructuring	—	(151,278)
Issuance of capital	67,986	—

The accompanying notes are an integral part of these condensed financial statements

MILLICOM INTERNATIONAL CELLULAR S.A.
Condensed consolidated statements of changes in shareholders' equity
As of September 30, 2004 and September 30, 2003

	Nine months ended September 30, 2004 (Unaudited)	Nine months ended September 30, 2003 (Unaudited)
	(US$'000)
Shareholders' equity as of January 1	(85,180)	(295,259)
Profit for the period	42,318	189,056
Treasury shares used to offset liability to shareholders	—	2,523
Shares issued via the exercise of stock options	2,048	—
Conversion/issuance of 2% PIK Notes	51,558	16,990
Effect of consolidation of El Salvador	—	(10,701)
Movement in currency translation reserve	(2,357)	(7,191)

Shareholders' equity as of September 30	8,387	(104,582)

The accompanying notes are an integral part of these condensed financial statements

MILLICOM INTERNATIONAL CELLULAR S.A.
Condensed consolidated notes
As of September 30, 2004

1.     ORGANIZATION

        Millicom International Cellular S.A. (the "Company"), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the "Group" or "MIC") is a global operator of cellular telephone services in the world's emerging markets. As of September 30, 2004, MIC had interests in 16 cellular operations in 15 countries focusing on emerging markets in Asia, Latin America and Africa. The Company's shares are traded on the NASDAQ National Market under the symbol MICC and on the Luxembourg and Stockholm stock exchanges under the symbol MIC. The Company has its registered office at 75, Route de Longwy, L-8080, Bertrange, Grand-Duchy of Luxembourg.

        MIC's cellular interests ("MIC Cellular") operate through strategic entities operating in major geographic regions of the world. MIC's cellular interests in South East Asia include operations in Cambodia, Lao and Vietnam; in South Asia operations in Pakistan and Sri Lanka; in Central America operations in El Salvador, Guatemala and Honduras; in South America operations in Bolivia and Paraguay and in Africa operations in Ghana, Mauritius, Senegal, Sierra Leone and Tanzania.

        The Group was formed in December 1990 when Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated ("Millicom"), a corporation established in the United States of America, contributed their respective interests in international cellular joint ventures to form the Group. During 1992, the Group was restructured under a new ultimate parent company, maintaining the same name. On December 31, 1993, Millicom was merged into a wholly-owned subsidiary of MIC, MIC-USA Inc a Delaware corporation, and the outstanding shares of Millicom's common stock were exchanged for approximately 46.5% of MIC's common stock outstanding at that time.

2.     SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

        The interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (IAS) No. 34 Interim Financial Reporting, as published by the International Accounting Standards Board ("IASB"). Certain information and disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the interim financial statements reflect all adjustments that are necessary for a proper preparation of the results for interim periods. All adjustments made were normal recurring accruals. MIC's operations are not affected by significant seasonal or cyclical patterns. The interim condensed consolidated financial statements should be read in conjunction with the audited annual report as of December 31, 2003 filed on Form 20-F.

        The preparation of the financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        The interim condensed consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with the consolidated financial statements as of December 31, 2003.

        On February 19, 2004 the IASB issued International Financial Reporting Standard No. 2 ("IFRS 2"), Share-based payments. Amongst others, IFRS 2 requires companies to recognize a charge in the income statement for share-based awards to employees over the period from the grant date to the vesting date. The charge is assessed on a fair value basis, with measurement at the grant date. The fair value of share awards will be assessed using an option-pricing model. IFRS 2 applies to accounting periods beginning on or after January 1, 2005. MIC is currently assessing the impact on its consolidated financial statements of adopting IFRS 2.

        On March 31, 2004 the IASB issued International Financial Reporting Standard No. 3 ("IFRS 3"), Business Combinations. Amongst others, IFRS 3 requires reporting enterprises to account for all business combinations as acquisitions, to recognize intangible assets arising from business combinations separately from goodwill, to recognize acquired measurable contingent liabilities, to allocate goodwill to cash-generating units, to cease amortization of goodwill and to test goodwill for impairment on an annual basis. IFRS 3 is mandatory for business combinations that are agreed on or after March 31, 2004. MIC has elected to apply IFRS 3 prospectively. Therefore the accounting for past acquisitions will not change until January 1, 2005, when amortization of goodwill will cease and any existing negative goodwill will be recognized in the opening balance of equity. Goodwill amortization for the full year 2003 and for the nine months ended September 30, 2004 was $6,698,000 and $5,837,000 respectively. Negative goodwill as of September 30, 2004 is $8,117,000. No business combinations have taken place within the Group since March 31, 2004.

        On March 31, 2004, the IASB issued International Financial Reporting Standard No. 5 ("IFRS 5"), Non-current Assets Held for Sale and Discontinued Operations. IFRS 5 prescribes the measurement and presentation requirements for non-current assets "held for sale". Companies affected by IFRS 5 will be required to have new balance sheet line items, both for assets for sale and associated liabilities. IFRS 5 applies to accounting periods beginning on or after January 1, 2005. MIC expects to apply IFRS 5 to its operation in Peru as from that date.

        Finally, during 2003 and early 2004 the IASB released 15 revised standards and further amendments, including IAS 32 and IAS 39. MIC is currently assessing the impact on its consolidated financial statements of adopting these revised standards, which will come into force on January 1, 2005.

        MIC has not elected to early adopt any of the revised IFRS or other new IFRS statement.

3.     ACQUISITION OF MIC TANZANIA

        In February 2004, MIC acquired an additional 25% in the capital of its operation in Tanzania, MIC Tanzania Ltd ("MIC Tanzania"), for a total consideration of $1,052,000. This acquisition resulted in a negative goodwill of $3,656,000. Amortization of the negative goodwill is being recorded up to December 31, 2004 over the remaining life of the license held by MIC Tanzania. MIC's total interest in the operation amounts to 84%. MIC Tanzania is fully consolidated since February 2004.

        The following unaudited pro forma condensed combined financial information represent the consolidated figures of MIC including MIC Tanzania as if MIC Tanzania was fully consolidated for these periods and is presented for illustrative purposes only. These figures are not necessarily indicative of the operating results or financial positions that would have occurred if the acquisition of MIC Tanzania Ltd had been consummated on January 1, 2003 and 2004 respectively, nor is it necessarily indicative of future operating results or financial position of the combined company. The information below is based upon MIC's and MIC Tanzania's historical IFRS financial information. Pro forma net profit under IFRS includes pro forma adjustments for interest and amortization and depreciation of assets adjusted to the accounting base recognized for each in the acquisition:

	Nine months ended September 30, 2004 (Unaudited)	Nine months ended September 30, 2003 (Unaudited)
	(U.S.$'000)
Total revenues	667,139	456,253
Net profit for the period	41,922	189,231
Basic earnings per share	0.52	2.90
Diluted earnings per share	0.48	2.45
Shares used to compute basic earnings per share	80,461	65,192
Shares used to compute diluted earnings per share	89,548	78,040

4.     INVESTMENT IN TELE2 AB SHARES

        Following variations in the market value of the Tele2 AB shares and the exchange rate of the Swedish Krona to the U.S. Dollar in the nine month period ended September 30, 2004, a loss of $145,157,000 (nine month period ended September 30, 2003: a gain of $119,239,000) was recorded in the statement of profit and loss under the caption "Valuation movement on investment in securities".

5.     SHAREHOLDERS' EQUITY

        At December 31, 2003, the total subscribed and fully paid-in share capital and premium amounted to $239,876,270 consisting of 66,319,940 common shares at a par value of $1.50 each.

        During the first half of 2004, holders of 2% PIK Notes converted an aggregate amount of $62,431,000 of 2% PIK Notes into 23,230,099 common shares of MIC.

        During the first nine months of 2004, 513,032 stock options were exercised.

        As of September 30, 2004, following the above conversion of 2% PIK notes and the exercise of stock options, the total subscribed and fully paid-in share capital and premium amounted to $309,487,624 consisting of 90,063,071 registered common shares with a par value of $1.50 each.

        At the annual general meeting of shareholders held on May 25, 2004, the shareholders decided to allocate an amount of $9,320,000 to the legal reserve from the profit of the Company for the year ended December 31, 2003.

6.     DEBT AND FINANCING

10% Senior Notes

        On November 24, 2003, MIC issued $550 million aggregate principal amount of 10% Senior Notes (the "10% Senior Notes") due on December 1, 2013. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1, beginning on June 1, 2004. Starting May 23, 2004, due to the registration statement of the 10% Senior Notes not yet being effective special interest became due and as such the interest increased by 0.25% to 10.25% and on August 21, 2004 by 0.25% to 10.50% and on November 19, 2004 by 0.25% to 10.75%.

        Interest has been accrued from June 1, 2004 at an effective interest rate of 10.7%, plus the special interest.

        The 10% Senior Notes are general unsecured obligations of MIC and rank equal in right of payment with all future unsecured and unsubordinated obligations of MIC. The 10% Senior Notes are not guaranteed by any of MIC's subsidiaries or affiliates, and as a result are structurally subordinated in right of payment to all indebtedness of such subsidiaries and affiliates.

        As of September 30, 2004, the carrying amount of the 10% Senior Notes is $536,399,000.

2% PIK Notes

        During the first half of 2004, holders of 2% PIK Notes converted an aggregate amount of $62,431,000 of 2% PIK Notes into 23,230,099 shares of MIC common stock. On April 26, 2004, MIC called the entire outstanding amount of 2% PIK Notes Due 2006 in an aggregate principal amount of approximately $160,000 for redemption in cash in accordance with the terms of the Indenture covering the 2% PIK Notes. Since the issuance of the 2% PIK Notes, an amount of $63,371,000 out of the total $63,531,000 2% Notes was converted into MIC shares before April 26, 2004.

5% Mandatory Exchangeable Notes

        On August 7, 2003, Millicom Telecommunications S.A., MIC's wholly-owned subsidiary, issued for an aggregate value of SEK 2,555,994,000 (approximately $310 million at the exchange rate at the date of issuance) Mandatory Exchangeable Notes (the "5% Mandatory Exchangeable Notes"), which are mandatorily exchangeable into Tele2 AB series B shares.

        The 5% Mandatory Exchangeable Notes bear interest on the U.S. dollar equivalent amount of each note at a rate of 5% per annum payable semi-annually on February 7 and August 7 of each year. The effective interest rate is 8.45%. As of September 30, 2004, the carrying amount of the 5% Mandatory Exchangeable Notes net of unamortized financing fees was $330,992,000.

        The 5% Mandatory Exchangeable Notes include an embedded derivative, which is valued separately. The embedded derivative, which reflects MIC's right to participate in a portion of the increase in value of the Tele2 shares above the reference price of SEK 285, is recorded at fair value, taking into account time and volatility factors. As of September 30, 2004, the fair value of the embedded derivative results in an asset amounting to $28,945,000, with the change in fair value for the nine months ended September 30, 2004 amounting to $132,402,000 recorded under the caption "Fair value result on financial instruments".

Debt restructuring

        In 2003, MIC implemented a restructuring plan to reduce its indebtedness and debt service obligations. In May 2003, $776 million or 85% of the outstanding amount of MIC's Senior Subordinated 13.5% Notes due 2006 (the "Old Notes") had been tendered in MIC's private exchange offer. Holders of the tendered Old Notes also consented to certain amendments to the indenture covering the Old Notes.

        Upon closure of the exchange offer referred to above, MIC issued $562 million of MIC's 11% Senior Notes due 2006 (the "11% Senior Notes") and $64 million of MIC's 2% Senior Convertible PIK (payment-in-kind) Notes due 2006 (the "2% PIK Notes") in exchange for the $776 million of Old Notes tendered. In addition, MIC also paid to holders of the Old Notes, who consented to the amendments of the Old Notes' indenture, $50 per $1,000 of Old Notes so consented (excluding affiliates of MIC), or approximately $38 million in aggregate. The debt exchange resulted in a gain for the nine months ended in September 30, 2003, of $96,748,000. This gain is recorded under the caption "Other financial income".

Other debt and financing

        The total amount of other debt and financing is repayable as follows:

	As of September 30, 2004 (Unaudited)	As of December 31, 2003
	(U.S.$'000)
Due within:
One year	100,212	132,664
One–two years	65,901	51,622
Two–three years	12,695	35,889
Three–four years	5,160	13,964
Four–five years	204	1,601
After five years	22,320	23,074

Total debt, net	206,492	258,814

        In June 2001, "Telecel", MIC's operation in Bolivia, signed financing agreements in the amount of $25,000,000 with the International Finance Corporation (the "IFC") and $10,000,000 with the Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden, N.V., also known as the Netherlands Development Finance Company ("FMO"). In addition, in November 2001, Telecel signed a financing agreement in the amount of approximately $10,000,000 with Bayerische Landesbank Girozentrale ("Bayerische"). All three of these financings are guaranteed by MIC. The IFC and FMO financings are repayable in installments beginning in December 2002 until December 2006. Among other things, each financing requires Telecel to maintain certain financial covenants. Since April 1, 2002, Telecel has been in breach of the financial covenants to maintain a minimum ratio of senior debt to EBITDA and the ratio of debt service coverage to long term debt. As of September 30, 2004, the outstanding debt under these facilities amounting to $23,851,000 is recorded as short term debt and financing.

        On October 7, 2004 and October 15, 2004, the IFC and FMO respectively, agreed to amend the financial covenants thresholds and as a result Telecel is no longer in breach of the financial covenants on these financings. Bayerische is still reviewing the requests to modify the covenants to its financing agreement. Bayerische has agreed not to accelerate payment of the obligations under their facilitiy so long as MIC continues to assist Telecel in making scheduled payments.

        In the normal course of business, MIC has issued guarantees to secure some of the obligations of some of its operations under bank, lease and supplier's financing agreements. The tables below describe, for each operation, the outstanding amount under the guarantees and the remaining terms of the guarantees as of September 30, 2004 and December 31, 2003. Amounts covered by bank guarantees are recorded in the condensed consolidated balance sheet under the caption "Other debt and financing" and amounts covered by suppliers' guarantees are recorded under the caption "Trade payables".

As of September 30, 2004	Bank and other financing Guarantees(2) (unaudited)	Terms as at September 30, 2004 (unaudited)	Maximum Exposure (unaudited)	Suppliers' Guarantee(3) (unaudited)	Terms as at September 30, 2004 (unaudited)	Maximum Exposure (unaudited)	Total Outstanding (unaudited)	Total Exposure (unaudited)	MIC Liability (unaudited)
	(US$'000)		(US$'000)	(US$'000)		(US$'000)	(US$'000)	(US$'000)	(US$'000)
Bolivia	24,282	0-3 years	52,261	—	—	—	24,282	52,261	24,282
Paraguay	—	—	—	128	Due within 1 year	128	128	128	11,455
Peru	—	—	—	600	more than 5 years	600	600	600	600
El Salvador(1)	36,127	0-3 years	53,818	—	—	—	36,127	53,818	46,876
Pakistan	602	Due within 1 year	602	36,477	0-4 years	55,550	37,079	56,152	70,653
Cambodia	1,480	0-2 years	13,923	5,028	0-5 years	8,409	6,508	22,332	6,508
Sri Lanka	10,526	0-3 years	31,464	29	3-4 years	29	10,555	31,493	10,555
Vietnam	—	—	—	1,820	more than 5 years	1,820	1,820	1,820	8,596
Lao PDR	—	—	—	826	1-2 years	826	826	826	6,260
Ghana	—	—	2,000	—	—	—	—	2,000	—
Mauritius	20	Due within 1 year	20	—	—	—	20	20	1,474
Senegal	7,360	Due within 1 year	7,360	—	—	—	7,360	7,360	16,808
Sierra Leone	—	—	—	—	—	1,311	—	1,311	—

Total	80,397		161,448	44,908		68,673	125,305	230,121	204,067

(1)
Operation reconsolidated since September 15, 2003.

(2)
The guarantee can recover the outstanding amounts of the underlying loans in the case of non payment from MIC Group company guarantor.

(3)
The guarantee can recover the outstanding amounts of the underlying supplier financing in the case of non payment from MIC Group company guarantor.

As of December 31, 2003	Bank and other financing Guarantees(2)	Terms as at December 31, 2003	Maximum Exposure	Lease Guarantees(3)	Terms as at December 31, 2003	Maximum Exposure	Suppliers' Guarantee(4)	Terms as at December 31, 2003	Maximum Exposure	Total Outstanding	Total Exposure	MIC Liability
	(US$'000)		(US$'000)	(US$'000)		(US$'000)	(US$'000)		(US$'000)	(US$'000)	(US$'000)	(US$'000)
Argentina	107	Due within 1 year	5,100	57	Due within 1 year	850				164	5,950	164
Bolivia	29,865	0-2 years	47,261							29,865	47,261	35,487
Paraguay	125	Due within 1 year	125							125	125	9,963
Peru	75	Due within 1 year	320				600	more than 5 years	600	675	920	675
El Salvador(1)	54,017	more than 5 years	61,517							54,017	61,517	75,714
Guatemala	762	more than 5 years	762							762	762	21,945
Pakistan	12,743	more than 5 years	19,816				15,612	0-3 years	22,855	28,355	42,671	45,745
Cambodia	3,731	0-2 years	13,923				4,657	0-2 years	4,657	8,388	18,580	8,388
Sri Lanka	10,020	more than 5 years	23,168				1,010	3-4 years	1,010	11,030	24,178	16,548
Vietnam	12,139	more than 5 years	12,139							12,139	12,139	12,468
Lao PDR	826	2-3 years	1,653							826	1,653	5,435

Total	124,410		185,784	57		850	21,879		29,122	146,346	215,756	232,532

(1)
Operation reconsolidated as from September 15, 2003.

(2)
The guarantee can recover the outstanding amounts of the underlying loans in the case of non payment from MIC Group company guarantor.

(3)
The guarantee can recover the outstanding amounts of the underlying lease financing in the case of non payment from MIC Group company guarantor.

(4)
The guarantee can recover the outstanding amounts of the underlying supplier financing in the case of non payment from MIC Group company guarantor.

7.     SEGMENTAL REPORTING

        In the first quarter of 2004, MIC changed its segmental reporting to reflect the six operational clusters in the Group. These are South East Asia, South Asia, Central America, South America, Africa and Other.

Revenues

	Nine months ended September 30, 2004 (Unaudited)	Nine months ended September 30, 2003 (Unaudited)
	(U.S.$'000)
South East Asia	167,170	124,959
South Asia	88,360	76,462
Central America	217,135	103,907
Of which divested	—	5,926
South America	81,703	73,320
Africa	105,624	57,645
Other	5,788	8,956
Of which divested	2,213	1,635

Total revenues	665,780	445,249

        The increase in revenues was mainly due to the reconsolidation of El Salvador since September 15, 2003 and revenue growth throughout the Group's operations.

Segmental result

	Nine months ended September 30, 2004 (Unaudited)	Nine months ended September 30, 2003 (Unaudited)
	(U.S.$'000)
South East Asia	49,461	39,586
South Asia	9,911	16,912
Central America	54,734	36,172
Of which divested	—	(2,218)
South America	3,406	3,868
Africa	19,615	6,827
Other	(1,841)	(298)
Of which divested	(1,228)	95
Unallocated items	(78,776)	98,327

Profit before minority interest	56,510	201,394
Minority interest	(14,192)	(12,338)

Net profit for the period	42,318	189,056

Total assets

        The major movement in total assets was in Africa where as of September 30, 2004 total assets were $164,758,000 (December 31, 2003: $119,630,000). The increase was mainly due to the full consolidation of MIC's operations in Tanzania as from February 2004, which was previously proportionally consolidated.

8.     TAXES

        Group taxes are comprised of income taxes of profitable subsidiaries and joint ventures, after allowance of losses brought forward from previous years. The Company is subject to taxes applicable to a Luxembourg Société Anonyme. Due to losses incurred and brought forward, no taxes based on Luxembourg-only income have been computed for the nine month periods ended September 30, 2004 and 2003.

9.     JOINT VENTURES

        The following amounts have been proportionally consolidated into the Group accounts representing the Group's share of revenues, cost of sales, net profit from continuing operations and net profit in the Group's ventures:

	Nine months ended September 30, 2004 (Unaudited)	Nine months ended September 30, 2003 (Unaudited)
	(U.S.$'000)
Revenues	172,906	151,510
Cost of sales	(67,095)	(55,362)
Net profit from continuing operations	40,435	32,752
Net profit	40,435	32,752

10.   COMMITMENTS AND CONTINGENCIES

        The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of September 30, 2004, the total value of cases against MIC operations was $51,491,000 of which $12,087,000 had been provided in the consolidated balance sheet. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group's financial position and operations.

Mach

        In November 2002, MIC completed the sale of Multinational Automatic Clearing House S.A. ("MACH"). Following examination of the books and records of MACH subsequent to purchase, the buyers have claimed a reduction in the purchase price to reflect a claimed lower balance sheet value, as per the terms of the purchase agreement. MIC's management is currently examining this claim but does not expect there to be a significant impact on the Group's consolidated financial statements.

Letters of support

        In the normal course of business, the Company issues letters of support to various subsidiaries and joint ventures within the Group.

Capital Commitment

        As of September 30, 2004, MIC had committed to purchase within one year network equipment, land and buildings and other fixed assets with a value of $51,156,000 from a number of suppliers.

Operational environment

        MIC has operations in emerging markets, including Asia, Latin America and Africa where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments and which may impact upon agreements with other parties. In the normal course of business, MIC is involved in discussions regarding taxation, interconnect and tariff arrangements, which can have a significant impact on the long-term economic viability of its operations. In management's opinion, the current status and anticipated evolution of the regulatory, political, technological and economic environments as well as its business arrangements with third parties in countries in which MIC has operations, will not materially negatively impact MIC's financial position or operations.

New licenses

        The Company continues to review options to acquire additional cellular telephone licenses in various countries.

Dividends

        The ability of the Company to make dividend payments is subject to, among other things, the terms of the indebtedness, local legal restrictions and the ability to repatriate funds from MIC's various operations.

11.   EARNINGS PER SHARE

        Earnings per common share are comprised as follows:

	Nine months ended September30, 2004 (Unaudited)	Nine months ended September 30, 2003 (Unaudited)
Basic computation
Net profit attributable to shareholders (US$'000)	42,318	189,056
Weighted average number of shares outstanding during the year (in '000)	80,461	65,192

Basic earnings per share (US$)	0.53	2.90

Diluted computation
Net profit attributable to shareholders (US$'000)	42,318	189,056
Interest expense on convertible debt (US$'000)	1,217	2,132

Net profit used to determine diluted earnings per share (US$'000)	43,535	191,188

Weighted average number of shares outstanding during the period (in '000)	80,461	65,192
Adjustments for
Assumed conversion of convertible debt (in '000) (i)	8,633	12,492
Share options (in '000) (ii)	454	356

Weighted average number of shares and potential dilutive shares outstanding during the period (in "000)	89,548	78,040

Diluted earnings per common share (US$)	0.49	2.45

(i)
For 2003, the number of shares for the assumed conversion of convertible debt represents the weighted average number of convertible shares in the period that would result if the remaining principal amount of the 2% PIK Notes had been converted into MIC's common shares on January 1, 2003. For 2004, potential ordinary shares that have been converted into ordinary shares during the reporting period are included in the calculation of diluted earnings per share from the beginning of the period to the date of conversion. From the date of conversion, the resulting shares are included in both the basic and diluted earnings per share.

(ii)
As of September 30, 2004, the Group had 1,146,971 (September 30, 2003: 1,680,853) stock options that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the period presented.

12.   RECONCILIATION TO U.S. GAAP

        The interim condensed consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"). If the interim condensed consolidated financial statements had been prepared under accounting principles generally accepted in the United States of America ("U.S. GAAP") the following principal differences would arise:

1.
On March 31, 2004, MIC adopted Financial Interpretation No. 46, revised 2003 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 applies to legal entities in which a variable interest is held. Such entities are referred to as variable interest entities ("VIEs"). VIEs are those entities possessing certain characteristics, which indicate either a lack of equity investment sufficient to cover the expected losses of the entity or the equity holders lack of characteristics consistent with holding a controlling financial interest. When an entity is a VIE, the party whose interests absorb a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, is deemed to be the Primary Beneficiary and must consolidate the VIE.

  MIC adopted FIN 46 on March 31, 2004 for entities created prior to February 1, 2003, and as a result, began consolidating its interest in the following VIEs: (i) Cam GSM Company Limited ("Cam GSM"), (ii) Royal Telecam International Limited ("Telecam"), (iii) Millicom Argentina S.A. and (iv) Comunicaciones Celulares S.A. The VIEs under (i) to (iv), collectively, are referred to as the "Joint Ventures interests". Under IFRS, the Joint Ventures interests are proportionally consolidated. In addition, Great Universal Inc. ("GU") and Modern Holdings ("Modern"), which were consolidated under U.S. GAAP before the adoption date of FIN 46 (see item 13), are variable interest entities, which continue to be consolidated under FIN 46. For IFRS, GU and Modern are not consolidated. The adoption of FIN 46 did not lead to the deconsolidation of any interests previously consolidated under U.S. GAAP.

  The effect of consolidating the above mentioned VIE's is reflected in the US GAAP reconciliation of the balance sheet and statement of profit and loss, which are presented on the following pages. Information on the Group's share of revenues and expenses contributed on a proportional basis under IFRS are included in Note 9 to the interim condensed consolidated financial statements. The cumulative impact of adopting FIN 46 as of March 31, 2004 was $(6,564,000) and has been recorded as a cumulative effect of change in accounting principle in these interim financial statements.

  MIC has determined that it holds a significant variable interest in its joint venture in Honduras. MIC has been associated with Telefonica Celular since its formation in 1995. The Telefonica Celular joint venture is accounted for under the equity method for U.S. GAAP and is proportionally consolidated for IFRS. The size of Telefonica Celular and MIC's maximum exposure to loss as a result of its involvement with this entity is as follows for the nine months ended and as of September 30, 2004:

Under IFRS (Unaudited)	Revenues	Operating Profit	Total assets	Maximum Exposure to loss
	(U.S.$'000)
Telefonica Celular (Honduras)	88,038	41,918	72,218	23,828

  The adjustment to reflect MIC's investment in joint ventures not consolidated under FIN 46 from proportionally consolidated under IFRS to equity method under U.S. GAAP, is also reflected in the balance sheet reconciliation on the following pages.

  As of September 30, 2004, MIC issued corporate guarantees for an amount of $7,562,000 covering debt in consolidated VIEs.

2.
Prior to the adoption date of FIN 46 on March 31, 2004, as it relates to entities created prior to February 1, 2003 MIC's interests in joint ventures were accounted for under the equity method under U.S. GAAP. Summarized below are the adjustments to the profit and loss account that are required under U.S. GAAP for the reversal of additional losses recorded by MIC above those recorded for IFRS due to MIC's commitment to provide further financial support to the joint ventures. These additional losses are reversed to the extent of net income subsequently reported by the joint ventures.

	September 30, 2004 (Unaudited)	September 30, 2003 (Unaudited)
	(U.S.$'000)
Subsequent reversal of additional losses in excess of investment value	21	1,201

3.
Under IFRS, MIC started reconsolidating its operation in El Salvador ("Telemovil") in September 2003 after the dispute with the minority shareholders was resolved. Under U.S. GAAP, MIC retroactively adjusted its historical financial statements included in its 2003 20-F prepared under U.S. GAAP to reflect its investment in Telemovil as an equity investment as required under Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. MIC originally carried its investment in Telemovil as a cost investment. The adjustment to the profit and loss account to record MIC's share of Telemovil's equity earnings under U.S. GAAP for the nine month period ended September 30, 2003 is $5,830,000. Upon consolidation, in September 2003, under U.S. GAAP, MIC reclassified an amount of $19,605,000 from the carrying amount of its investment in Telemovil to goodwill, corresponding to the remaining difference between the investments cost and the underlying equity in net assets of Telemovil at the date of investments in Telemovil. Under IFRS, prior to the consolidation in September 2003, Telemovil was recorded as an available-for-sale investment and therefore no reclassification to goodwill was recorded. Also, under IFRS, a cumulative adjustment for Telemovil of $3,248,000 was recorded directly to equity, upon consolidation. Under U.S. GAAP this adjustment was eliminated prior to consolidation through the application of the equity method to prior years.

4.
The value of cellular properties contributed by the shareholders of certain of the Company's subsidiaries and joint ventures, upon formation of MIC, were not recorded at the contributing shareholders' carryover basis under IFRS. Rather, the value of such properties was stepped-up to reflect their fair value. The incremental value recorded for these properties was recorded as an intangible asset, attributable to licenses, for $58,628,000. Following the implementation of International Accounting Standard No. 38 (IAS 38), Intangible Assets, the step-up in value of the properties has been amortized through the profit and loss account. The amount of amortization expense related to these intangible assets recorded for IFRS in the nine month period ended September 30, 2004 was $1,595,000 (September 30, 2003: $1,705,000). Under U.S. GAAP, the contributed properties would have been recorded at the contributing shareholders' carryover basis, thus no intangible asset and no amortization expense would have been recorded. Accordingly, this adjustment reverses the amortization expense recorded for IFRS, and the stepped-up value recorded in the balance sheet.

5.
For the nine month period ended September 30, 2004, the compensation expense recognized under U.S. GAAP for stock based compensation amounts to $2,003,000 (September 30, 2003: $1,585,000) of which $1,588,000 was recorded following the acceleration of the vesting period for some options granted to the directors and employees of the Group. No compensation expense is recorded for stock based compensation under IFRS.

6.
On January 1, 2004, MIC adopted Emerging Issues Task Force Issue 00-21 ("EITF 00-21"), Accounting for Revenue Arrangements with Multiple Deliverables. The Issue addresses a vendor's accounting for transactions involving the delivery of more than one product or service, and when it is necessary to separate the transaction into individual component deliverables, each with its own separate earnings process. If the conditions requiring separate revenue recognition exist, revenues are allocated among the different deliverables based on their relative fair values (the relative fair value of each of the component deliverables to the aggregated fair value of the bundled deliverables), with revenues for each component deliverable recognized when the revenues are realized and earned. The impact of adopting EITF 00-21 compared to the revenues recognized under IFRS, for the nine month period ended September 30, 2004, corresponds to a decrease in revenues of $164,000. This decrease is mainly due to a lower allocation of revenues to handsets that are delivered together with prepaid cards in a single package leading to a higher allocation to airtime recognized in revenues as credit is used.

  Under US GAAP, up-front connection fees and direct incremental costs associated with such fees are deferred and amortized over the estimated customer relationship period. The adjustment to defer revenues under U.S. GAAP on connection fees that do not form part of a multiple deliverables arrangement, net of revenues recognized which were deferred in a prior period, results in a decrease in revenues as of September 30, 2004 of $3,442,000 (September 30, 2003: decrease of $2,194,000) and the adjustment to defer incremental cost of sales on connection fees for U.S. GAAP, net of cost of sales recognized which were deferred in a prior period, results in a decrease in cost of sales as of September 30, 2004 of $1,185,000 (September 30, 2003: decrease of $335,000) resulting in a net decrease of $2,258,000 to the Company's net profit under IFRS as of September 30, 2004 (September 30, 2003: decrease of $1,859,000).

  Under US GAAP, customer acquisition costs including dealer commissions and handset subsidies are recorded as cost of sales. Under IFRS, these are classified as sales and marketing expenses. For the nine month period ended September 30, 2004, an amount of $57,771,000 was reclassified from sales and marketing to cost of sales (September 30, 2003: $21,099,000).

  In addition, MIC decreased the profit from equity investees under U.S. GAAP by $7,000 as of September 30, 2004 (September 30, 2003: $507,000) to reflect the application of EITF 00-21 and SAB 104 to its equity investments.

7.
Under IFRS, as of December 31, 2002, the Company recorded an impairment charge of $2,234,000 on the license value of its operation in Peru. This impairment was measured as the difference between the recoverable amount of the asset, which was determined by reference to the discounted cash flows projected to be generated from this asset, and its carrying value at the measurement date. Since the recoverable amount of the license, determined by reference to an undiscounted cash flow model, as required by SFAS 144, was higher than its carrying value, the impairment recorded under IFRS has been reversed for U.S. GAAP purposes. For the nine months ended September 30, 2003, an amount of $168,000 was charged to the profit and loss account under U.S. GAAP as an incremental amortization charge for these assets. Following the classification of the Peruvian operation as an asset held for sale as of December 31, 2003, (see Item 12) MIC recorded an additional impairment charge under U.S. GAAP at year end 2003. Therefore no incremental depreciation charge was recorded during the nine month period ended September 30, 2004.

  During 2003, under IFRS, MIC reversed part of an impairment recorded in 2000 on analogue equipment belonging to its Bolivian operation, for an amount of $1,579,000, due to a change in the underlying assumptions to determine the recoverable amount of these assets. Under U.S. GAAP, such reversal is not allowed. Accordingly, the increase in value for the Bolivian equipment has been reversed for U.S. GAAP purposes. As of September 30, 2004 the cost of sales under U.S. GAAP was decreased by an amount of $395,000 as a reversal of the incremental depreciation charge for these assets recorded under IFRS.

8.
Under IFRS, the Company records its 10% Senior Notes and the debt component of its 5% Mandatory Exchangeable Notes net of un-amortized financing fees incurred to acquire these debts. Under U.S. GAAP, these financing fees are capitalized as a deferred charge. The amount that is reclassified as an asset in the balance sheet as of September 30, 2004, is $20,056,000 (December 31, 2003: $22,907,000), comprised of $13,601,000 for the 10% Senior Notes (December 31, 2003: $13,964,000) and $6,455,000 for the 5% Mandatory Exchangeable Notes (December 31, 2003: $8,943,000).

9.
For U.S. GAAP purposes, MIC ceased amortization of existing goodwill on December 31, 2001. For the nine month period ended September 30, 2004, MIC reversed $5,859,000 (September 30, 2003: $4,663,000) of amortization on goodwill and negative goodwill charged under IFRS. In addition, in accordance with Statement of Financial Accounting Standard No. 141 (SFAS 141), Business Combinations, negative goodwill in the amount of $3,656,000 on the purchase of an additional 25% of MIC Tanzania in February 2004 has been reassigned on a pro rata basis to all acquired assets, except some assets as specified in SFAS 141. For the nine month period ended September 30, 2004, cost of sales under U.S. GAAP decreased by $812,000 as a reversal of the incremental depreciation charge recorded for IFRS.

10.
Under both IFRS and U.S. GAAP, MIC holds shares in Tele2 as available-for-sale ("AFS") securities. Following the change in accounting policy with respect to the fair value adjustments of AFS securities under IFRS in 2003, MIC recorded the fair value adjustments of its investment in Tele2 in the profit and loss account as from January 1, 2003. Under U.S. GAAP these fair value adjustments should be recorded in shareholders' equity within the caption "Other comprehensive income". Accordingly, under U.S. GAAP, MIC reclassified an unrealized loss of $145,157,000 for the nine month period ended September 30, 2004 (September 30, 2003: reclassification of a net unrealized gain of $113,642,000 to shareholders' equity).

11.
For U.S. GAAP purposes, the adjustments to the net profit under IFRS for the nine month period ended September 30, 2004 related to the debt exchange that MIC completed in May 2003 are as follows: (i) an amortization charge of the beneficial conversion feature ("BCF") related to the 2% PIK Notes of $10,695,000, (ii) a decrease in the interest on the 2% PIK Notes of $1,217,000 recorded under IFRS and (iii) an amortization expense of $1,276,000 of the deferred costs related to the issuance of the 2% PIK Notes. Summarized below are the adjustments to the profit for the nine month period ended September 30, 2004 related to the debt exchange for U.S. GAAP purposes:

	Adjustments to profit for the nine month period ended September 30, 2004 (Unaudited)	Adjustments to profit for the nine month period ended September 30, 2003 (Unaudited)
	(U.S.$'000)
Amortization of BCF on the 2% PIK Notes	(10,695)	(2,077)
Increase in gain realized on the debt exchange	—	16,002
Adjustment to interest expenses on the 2% PIK Notes	1,217	2,556
Amortization of incremental deferred costs	(1,276)	(2,223)

	(10,754)	14,258

12.
As at December 31, 2003 and September 30, 2004, MIC classified its investment in its Peruvian subsidiary as an asset held for sale in accordance with SFAS 144, following a decision to sell this operation and the status of the negotiations with potential buyers. In addition, upon adoption of FIN 46, as of March 31, 2004 MIC classified its investment in its Argentinean operation, which had previously been recorded as an equity investment under U.S. GAAP, as an asset held for sale in accordance with Statement of Financial Accounting Standards No 144 (SFAS 144) prior to the divesture on September 22, 2004. For U.S. GAAP purposes, MIC recorded an additional gain of $5,038,000 on this disposal. Finally, as of September 30, 2004, Great Universal also held an investment classified as held for sale in accordance with SFAS 144. Therefore MIC disclosed all assets and liabilities of these operations separately in the balance sheet reconciliations. For the period ended September 30, 2003, MIC's interests in Celcaribe are reported as a discontinuing operation since this operation has been sold in February 2003.

        Presented below is an analysis of loss from discontinued operations:

  Net profit (loss) from component qualifying as discontinued operations:

	September 30, 2004 (Unaudited)	September 30, 2003 (Unaudited)	Segment in which reported
	(U.S.$'000)
Colombian operations(1)	—	1,189	Central America
Peruvian operations	(557)	(1,043)	Other
Argentinean operations(2)	1,829	—	Other

Net (loss) profit from discontinued operations, excluding Great Universal and Modern Holdings	1,272	146
Certain operations held by Great Universal and Modern Holdings	68	(314)	See item 13

Net (loss) profit reported from discontinued operations	1,340	(168)

(1)
Of which $3,305,000 of gain on disposal, net of tax.

(2)
Of which $3,057,000 of gain on disposal, net of tax.

  The table below provides information about revenues, cost of sales, operating expenses, operating profit and net profit under U.S. GAAP for the nine month period ended September 30, 2003 from continuing operations excluding the discontinued operations above:

September 30, 2003 (Unaudited)
(U.S.$'000)
Revenues from continuing operations	281,983
Cost of sales from continuing operations	(111,200)
Operating expenses from continuing operations	(99,430)
Operating profit from continuing operations	71,353
Profit reported from continuing operations	98,806
13.
Under International Accounting Standards No. 27 (IAS 27) prior to its revision, Consolidated Financial Statements and Accounting for Investments in Subsidiaries, a subsidiary should be excluded from consolidation if it operates under severe long-term restrictions that significantly impair its ability to transfer funds to the parent. In addition, Standing Interpretations Committee (SIC) No. 33 states that potential voting rights that are presently exercisable or presently convertible must be considered when, in substance, they provide the capability to exercise control. Under IFRS, MIC does not consolidate its investment in Great Universal ("GU"), and Modern Holdings ("Modern") since the restrictions on their ability to distribute dividends is considered a severe long-term restriction that significantly impairs their ability to transfer funds to MIC. Further, the warrants, which enable the holder to obtain 100% of GU and 53% of Modern, are presently exercisable and provide the capability, to the warrant holder, to control GU and Modern.

14.
Prior to the adoption of FIN 46 on March 31, 2004 (as it relates to entities created prior to January 31, 2003), under U.S. GAAP an entity should consolidate all enterprises in which it has a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the outstanding voting shares. Accordingly, absent of a reason that GU and Modern should not be consolidated, they should be consolidated. The restrictions on the ability of GU and Modern to distribute dividends would not preclude consolidation under U.S. GAAP, potential voting rights are generally not considered in determining whether and entity should be consolidated. Therefore, under U.S. GAAP, both GU and Modern are consolidated.

        Reconciliation of statement of profit and loss for the period ended September 30, 2004 and reconciliation of net profit for the period ended September 30, 2003:

        The above items give rise to the following differences in the statement of profit and loss for the nine month period ended September 30, 2004 recorded under U.S. GAAP:

Nine months ended September 30, 2004 (Unaudited)	Item	Per Profit and Loss Group (Unaudited)	Consolidation of VIEs and Proportional Consolidation Adjustment(a) (Items 1 & 2) (Unaudited)	Other Adjustments (Unaudited)	Discontinued operations (Item 12) (Unaudited)	Under U.S. GAAP Group (Unaudited)
		(U.S.$000)	(U.S.$000)	(U.S.$000)	(U.S.$000)	(U.S.$000)
Revenues	6	665,780	68,664	(3,606)	(5,898)	724,940
Cost of sales	6, 7, 9	(269,549)	(36,049)	(55,379)	2,917	(358,060)

Gross profit		396,231	32,615	(58,985)	(2,981)	366,880
Sales and marketing	6	(85,414)	(8,682)	57,771	932	(35,393)
General and administrative expenses	4	(92,113)	(12,302)	1,595	2,195	(100,625)
Gain from sale of subsidiaries and joint ventures, net	12	(1,951)	5,038	—	(3,057)	30
Other operating expenses	5, 9	(26,762)	(120)	3,856	—	(23,026)

Operating profit		189,991	16,549	4,237	(2,911)	207,866
Valuation movement on investment in securities	10	(145,157)	—	145,157	—	—
Fair value result on financial instruments		132,402	—	—	—	132,402
Profit from associates	6	503	18,547	(7)	—	19,043
Interest expense	11	(77,326)	(1,271)	(10,754)	1,201	(88,150)
Interest income		5,027	(196)	—	43	4,874
Other financial income		200	1,646	—	—	1,846
Exchange gain, net		1,631	(55)	—	950	2,526

Profit before taxes and minority interest		107,271	35,220	138,633	(717)	280,407
Charge for taxes		(50,761)	(3,701)	52	39	(54,371)

Profit before minority interest		56,510	31,519	138,685	(678)	226,036
Minority interest		(14,192)	(19,813)	81	(662)	(34,586)

Profit from continuing operations before cumulative effect of change in accounting principle		42,318	11,706	138,766	(1,340)	191,450
Loss from discontinued operations, net of tax		—	—	—	1,340	1,340

Profit before cumulative effects of changes in accounting principles		42,318	11,706	138,766	—	192,790
Cumulative effect of change in accounting principle	1	—	(6,564)	—	—	(6,564)

Net profit for the period		42,318	5,142	138,766	—	186,226

(a)
This column includes only the IFRS amounts applicable; U.S. GAAP adjustments related to these amounts are included in succeeding columns.

        The above items give rise to the following differences in net profit for the nine month period ended September 30, 2003 recorded under U.S. GAAP:

	Item	September 30, 2003 (Unaudited)
		(U.S.$'000)
Net profit for the period reported under IFRS		189,056
Items increasing (decreasing) reported profit:
Application of equity method of accounting	2	1,201
Application of equity method of accounting for Telemovil El Salvador	3	5,830
Adjustments to initial step-up in the value of licenses	4	1,705
Compensation cost for stock options granted to employees	5	(1,585)
Adjustments to connection revenues and connection costs	6	(2,366)
Adjustments to impairment of intangible assets	7	(168)
Reversal of goodwill amortization	9	4,663
Reclassification to shareholders' equity of fair value adjustments on available-for-sale securities	10	(113,642)
Adjustments related to debt exchange	11	14,258

Net profit under U.S. GAAP		98,952

Presented as:
Net profit from continuing operations		98,806
Discontinued operations:	12
Loss from discontinued operations, net of taxes(a)		(3,159)
Gain on disposal, net of taxes(a)		3,305

Profit from discontinued operations		146

Profit after taxes, before cumulative effect of change in accounting principle under U.S. GAAP		98,952
Cumulative effect of change in accounting principle		—

Net profit under U.S. GAAP		98,952

(a)
The tax impact of these items is $nil.

	September 30, 2004 (Unaudited)	September 30, 2003 (Unaudited)
Basic profit per common share
Profit per common share under U.S. GAAP:
—from continuing operations	2.37	1.52
—from discontinuing operations	0.02	—

Profit per common share after taxes, before cumulative effect of change in accounting principle	2.39	1.52
Impact of cumulative effect of change in accounting principle	(0.08)	—

Basic profit per common share under U.S. GAAP	2.31	1.52

Weighted average number of shares outstanding in the period (in '000)	80,461	65,192

	September 30, 2004 (Unaudited)	September 30, 2003 (Unaudited)
Diluted profit per common share
Profit per common share under U.S. GAAP:
—from continuing operations	2.13	1.27
—from discontinuing operations	0.02	—

Profit per common share after taxes, before cumulative effect of change in accounting principle	2.15	1.27
Impact of cumulative effect of change in accounting principle	(0.07)	—

Diluted profit per common share under U.S. GAAP	2.08	1.27

Weighted average number of shares outstanding in the period (in '000)	89,548	78,040

Balance Sheet Reconciliation:

        The following significant balance sheet differences arise under U.S. GAAP as of September 30, 2004:

Balance sheet as of September 30, 2004	Item	Per Balance Sheet Group (Unaudited)	Consolidation of VIEs and Proportional Consolidation Adjustment (a) (Items 1 & 2) (Unaudited)	Other Adjustments (Unaudited)	Held for sale assets and liabilities (Item 12) (Unaudited)	Under U.S. GAAP Group (Unaudited)
		(U.S.$'000)	(U.S.$'000)	(U.S.$'000)	(U.S.$'000)	(U.S.$'000)
Assets
Non-Current Assets
Intangible assets
Goodwill, net	3, 9	40,137	11,335	49,880	—	101,352
Licenses, net	4	38,197	3,128	(6,040)	(183)	35,102
Other intangibles, net	8	5,277	(2,155)	20,056	(33)	23,145
Property, plant and equipment, net	7,9	540,270	41,196	(3,989)	(1,503)	575,974
Financial assets
Investment in Tele2 AB shares		333,884	—	—	—	333,884
Investment in other securities		18,339	(2,221)	—	(751)	15,367
Embedded Derivative on the 5% Mandatory Exchangeable Notes		28,945		—	—	28,945
Investments in associates	6	1,873	33,087	(152)	—	34,808
Pledged deposits		23,886	—	—	(20)	23,866
Deferred taxation		3,727	762	—	(370)	4,119

Total Non-Current Assets		1,034,535	85,132	59,755	(2,860)	1,176,562

Current Assets
Investment in other securities		15,149	—	—	—	15,149
Trade receivable, net		131,731	12,374	—	(58)	144,047
Prepayments, accrued income and other current assets	6	128,483	11,442	4,295	(644)	143,576
Time deposits		13,392	—	—	(584)	12,808
Cash and cash equivalents		209,881	23,435	—	(537)	232,779

Total Current Assets		498,636	47,251	4,295	(1,823)	548,359

Total assets from disposal group classified as held for sale		—	—	—	4,683	4,683

Total Assets		1,533,171	132,383	64,050	—	1,729,604

Balance sheet as of September 30, 2004	Item	Per Balance Sheet Group (Unaudited)	Consolidation of VIEs and Proportional Consolidation Adjustment (a) (Items 1 & 2) (Unaudited)	Other Adjustments (Unaudited)	Held for sale assets and liabilities (Item 12) (Unaudited)	Under U.S. GAAP Group (Unaudited)
		(U.S.$'000)	(U.S.$'000)	(U.S.$'000)	(U.S.$'000)	(U.S.$'000)
Shareholders' Equity and Liabilities
Shareholders' equity
Share capital and premium	5,11	309,488	—	18,860	—	328,348
Treasury stock		(8,833)	—	—	—	(8,833)
Legal reserve		13,576	—	—	—	13,576
Accumulated losses brought forward		(276,607)	(7,257)	(161,363)	—	(445,227)
Net profit for the period, after cumulative effect of change in accounting principle		42,318	5,142	138,766	—	186,226
Currency translation reserve		(71,555)	—	—	—	(71,555)
Deferred compensation costs	5	—	—	(1,146)	—	(1,146)
Other comprehensive income	10	—	431	96,006	—	96,437
Excess of contribution over assets acquired	4	—	—	(58,628)	-—	(58,628)

Total Shareholders' Equity		8,387	(1,684)	32,495	—	39,198

Minority Interest	6	41,725	50,088	(645)	—	91,168

Liabilities
Non-current liabilities
10% Senior Notes	8	536,399	—	13,601	—	550,000
5% Mandatory Exchangeable Notes—debt component	8	330,992	—	6,455	—	337,447
Other debt and financing		106,280	24,241	—	(648)	129,873
Deferred taxation and other non current liabilities	6	37,878	8,031	(52)	—	45,857

		1,011,549	32,272	20,004	(648)	1,063,177

Current liabilities
Other debt and financing		100,212	3,654	—	—	103,866
Trade payables		169,395	15,573	—	(442)	184,526
Other current liabilities	6	201,903	32,480	12,196	(565)	246,014

		471,510	51,707	12,196	(1,007)	534,406

Total Liabilities		1,483,059	83,979	32,200	(1,655)	1,597,583

Total liabilities from disposal group classified as held for sale		—	—	—	1,655	1,655

Total Shareholders' Equity and Liabilities		1,533,171	132,383	64,050	—	1,729,604

(a)
this column includes only the IFRS amounts applicable; US GAAP adjustments related to these amounts are included in succeeding columns.

        The following significant balance sheet differences arise under U.S. GAAP as of December 31, 2003:

Balance sheet as of December 31, 2003	Item	Per Balance Sheet Group	Proportional Consolidation Adjustment(a) (Items 1 & 2)	Other Adjustments	Held for sale assets and liabilities (Item 12)	Under U.S. GAAP Group
		(U.S.$'000)
Assets
Non-Current Assets
Intangible assets
Goodwill, net	3, 9	49,578	—	40,365	—	89,943
Licenses, net	4	30,889	(8,372)	(7,872)	(210)	14,435
Other intangibles net	8, 11	5,148	(2,176)	24,183	(51)	27,104
Property, plant and equipment, net	7	487,746	(125,995)	(1,579)	(1,848)	358,324
Financial assets
Investment in Tele2 AB shares		479,040	—	—	—	479,040
Investment in other securities		25,397	(24)	—	—	25,373
Investments in associates	6	1,340	96,075	(688)	—	96,727
Pledged deposits		31,530	(1,460)	—	(28)	30,042
Deferred taxation		5,226	(1,698)	—	(370)	3,158

Total Non-Current Assets		1,115,894	(43,650)	54,409	(2,507)	1,124,146

Current Assets
Financial assets
Investment in other securities		15,291	—	—	—	15,291
Accounts receivable, net		129,792	(31,898)	—	(212)	97,682
Prepayments, accrued income and other current assets	6	80,263	(16,429)	2,207	(387)	65,654
Time deposits		32,880	—	—	(598)	32,282
Cash and cash equivalents		148,829	(26,662)	—	(356)	121,811

Total Current Assets		407,055	(74,989)	2,207	(1,553)	332,720

Total assets from disposal group classified as held for sale		—	—	—	4,060	4,060

Total Assets		1,522,949	(118,639)	56,616	—	1,460,926

Balance sheet as of December 31, 2003	Item	Per Balance Sheet Group	Proportional Consolidation Adjustment(a) (Items 1 & 2)	Other Adjustments	Held for sale assets and liabilities (Item 12)	Under U.S. GAAP Group
		(U.S.$'000)
Shareholders' Equity and Liabilities
Shareholders' equity
Share capital and premium	5	239,876	—	22,610	—	262,486
Treasury stock		(8,833)	—	—	—	(8,833)
2% PIK notes—equity component	11	16,006	—	(16,006)	—	—
Legal reserve		4,256	—	—	—	4,256
Accumulated losses brought forward		(446,110)	(5,931)	71,093	—	(380,948)
Net profit/(loss) for the year, after cumulative effect of change in accounting principle		178,823	(1,052)	(232,731)	—	(54,960)
Currency translation reserve		(69,198)	—	—	—	(69,198)
Deferred compensation costs	5	—	—	(1,344)	—	(1,344)
Revaluation reserve	10	—	—	241,163	—	241,163
Excess of contribution over assets acquired	4	—	—	(58,628)	—	(58,628)

Total Shareholders' Equity		(85,180)	(6,983)	26,157	—	(66,006)

Minority Interest		26,571	—	—	—	26,571

Liabilities
Non-current liabilities
10% Senior Notes	8	536,036	—	13,964	—	550,000
2% PIK Notes—debt component	11	50,923	—	973	—	51,896
5% Mandatory Exchangeable Notes—debt component	8	327,635	—	8,943	—	336,578
Embedded derivative on the 5% Mandatory Exchangeable Notes		103,457	—	—	—	103,457
Other debt and financing		126,150	(29,335)		—	96,815
Deferred taxation and other non current liabilities		33,944	(12,089)	—	—	21,855

		1,178,145	(41,424)	23,880	—	1,160,601

Current liabilities
Other debt and financing		132,664	(10,099)	—	(75)	122,490
Trade payables		112,764	(36,150)	—	(195)	76,419
Other current liabilities	6	157,985	(23,983)	6,579	(240)	140,341

		403,413	(70,232)	6,579	(510)	339,250

Total Liabilities		1,581,558	(111,656)	30,459	(510)	1,499,851

Total liabilities from disposal group classified as held for sale		—	—	—	510	510

Total Shareholders' Equity and Liabilities		1,522,949	(118,639)	56,616	—	1,460,926

(a)
this column includes only the IFRS amounts applicable; US GAAP adjustments related to these amounts are included in succeeding columns.

  Comprehensive Income:

        The Company's statement of comprehensive income under U.S. GAAP for the nine month periods ended September 30, 2004 and 2003 is as follows:

	September 30, 2004 (Unaudited)	September 30, 2003 (Unaudited)
	(U.S.$'000)
Net profit under U.S. GAAP	186,226	98,952

Other comprehensive (loss) income:
Holding (loss) gain excluding effect of sale of marketable securities sold during the year, net of tax(a)	(145,151)	113,642
Holding gain for securities sold during the year, net of tax(a)	—	5,597
Reclassification adjustment for gain realized on sale of marketable securities, net of tax(a)	—	(5,597)
Currency translation reserve	(2,357)	(7,191)

Other comprehensive (loss) income	(147,508)	106,451

Comprehensive income under U.S. GAAP	38,718	205,403

(a)
The tax impact on these items is $nil (September 30, 2003: $nil).

  Additional Stock Option Disclosure:

        As described above, under U.S. GAAP, the Company accounts for stock options under APB25. Had compensation costs been determined in accordance with SFAS 123, the Company's net income and loss per share would have been adjusted to the following pro forma amounts.

	September 30, 2004 (Unaudited)	September 30, 2003 (Unaudited)
	(U.S.$'000)
Net profit, as reported	186,226	98,952
Add: total stock-based employee compensation expense determined under APB 25 for all awards, net of related tax effects	2,003	1,585
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,609)	(991)

Pro forma net profit	185,620	99,546

Profit per share:
As reported (basic)—$	2.31	1.52
As reported (diluted)—$	2.08	1.27
Pro forma (basic)—$	2.31	1.53
Pro forma (diluted)—$	2.07	1.28

        The fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rates of 2.60% (September 30, 2003: 4.4%), expected lives ranging from 1 to 3 years (September 2003: from 2.5 to 3.5 years), no dividends and expected volatility of 57.89% (September 30, 2003: 134.2%).

13.   SUBSEQUENT EVENTS

        On October 25, 2004, MIC's subsidiary in Pakistan, Paktel signed agreements with the Pakistan Regulator to switch on its GSM network with immediate effect and to renew its license for 15 years from October 23, 2004 for an amount of $291,000,000.

        On November 8, 2004, MIC was awarded a 10 year license to operate a GSM 900 wireless telephony network in the Republic of Chad. The license terms and conditions will be finalized in negotiations with the regulator in the coming months.

        On November 8, 2004, MIC's subsidiary Comvik International Vietnam AB, signed a second memorandum of understanding with Vietnam Mobile Telephone Services Company (MOU). The MOU expresses the wish of both parties to continue working together in the future in the form of a joint stock company incorporated under the law on enterprises in Vietnam.

Item 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with, and is qualified in its entirety by reference to our unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report.

        Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon interim financial statements prepared in accordance with IFRS. See Note 12 of the "Condensed Consolidated Notes" for certain reconciliations between IFRS and U.S. GAAP.

Overview

Introduction

        We are a global telecommunications operator with a portfolio of investments in the world's emerging markets over which we typically exercise management and voting control. Our strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue high growth while delivering operating profitability.

        We currently have interests in 16 cellular systems in 15 countries, focusing on emerging markets in Asia, Latin America and Africa. Our cellular operations had a combined population under license (representing the number of people who could receive cellular services under the term of the license if the network covered the entire population) of approximately 387 million people. As of September 30, 2004, MIC had 6,853,233 total cellular subscribers (4,737,721 on a proportional basis).

Recent Developments

        On April 26, 2004, MIC called the entire outstanding amount of 2% Senior Convertible PIK Notes Due 2006 (the "2% Notes") in an aggregate principal amount of approximately $160,000 for redemption in cash in accordance with the terms of the Indenture covering the 2% Notes. An amount of $63,371,000 out of the total $63,531,000 2% Notes was converted into MIC shares before April 26, 2004.

        MIC's listing on Stockholmsbörsen (the Swedish Stock Exchange) became effective on March 30, 2004.

        On September 22, 2004, MIC sold its 65% holding in its high speed wireless data joint venture in Argentina, Millicom Argentina S.A., to the local partner.

        On October 25, 2004, MIC's subsidiary in Pakistan, Paktel, signed agreements with the Pakistan Regulator to switch on its GSM network with immediate effect and to renew its license for 15 years from October 23, 2004 for an amount of $291,000,000.

        On November 8, 2004, MIC was awarded a 10 year license to operate a GSM 900 wireless telephony network in the Republic of Chad. The license terms and conditions will be finalized in negotiations with the regulator in the coming months.

        On November 8, 2004, MIC's subsidiary Comvik International Vietnam AB, signed a second memorandum of understanding (MOU) with Vietnam Mobile Telephone Services Company. The MOU expresses the wish of both parties to continue working together in the future in the form of a joint stock company incorporated under the law on enterprises in Vietnam.

Subscriber Base

        We have consistently achieved strong subscriber growth across our operations. As of September 30, 2004, we had total cellular subscribers of 6,853,233. This represented an increase of 29% from 5,303,841 as of September 30, 2003.

        As of September 30, 2004, we had a proportional subscriber base of 4,737,721 which represents an increase of 24% from September 30, 2003.

Revenues

        Our revenues were $665,780,000 for the nine months ended September 30, 2004 as compared to $445,249,000 for the nine months ended September 30, 2003. Included in total revenues for the nine months ended September 30, 2004 are revenues of $106,507,000 from our operation in El Salvador which is reconsolidated since September 15, 2003. Included in total revenues for the nine months ended September 30, 2003 are revenues of $5,926,000 from our operation in Colombia which was disposed of in February 2003.

        Revenues from our continuing operations increased during the nine months ended September 30, 2004 compared with the nine months ended September 30, 2003, reflecting the continued expansion of the subscriber base in continuing operations and the reconsolidation of El Salvador. Increases occurred most significantly in airtime revenue.

Upstreaming of Cash

        The continued improvement in the operating and financial performance of our operations has allowed us to continue to upstream excess cash from our operations to the head office. For the nine months ended September 30, 2004, we upstreamed $108 million from our operations. This upstreamed cash is used to service MIC's debt obligations and for further investments.

Debt

        Millicom's total consolidated indebtedness as of September 30, 2004 was $1,073,883,000 and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents and short-term time deposits) was $864,002,000. Of such indebtedness, $330,992,000 relates to the 5% Mandatory Exchangeable Notes, which are mandatorily exchangeable into Tele2 AB B shares and in respect of which no repayment in cash of principal is required. In addition, our interest obligations in respect of the 5% Mandatory Exchangeable Notes have been secured by U.S. Treasury STRIPS, which we purchased with a portion of the net proceeds from the offering of the 5% Mandatory Exchangeable Notes. To date, our restructuring plan, implemented in 2003, has enhanced our balance sheet and significantly improved our liquidity levels by reducing our debt service obligations.

El Salvador Operations

        On September 15, 2003, MIC's operation in El Salvador, Telemóvil, entered into a share purchase agreement with the minority shareholders of Telemóvil. The agreement provides for the acquisition by Telemóvil of 30% of its own shares for a consideration of $70 million payable over a period of a maximum of 6 years and an annual dividend premium of $1 million, with a corresponding net present value of $67,371,000. Of this amount $16 million was paid in cash at the closing of the transaction. The payment of the acquisition price is guaranteed by MIC. During this period Telemóvil has an ownership interest in 30% of its own shares, while the record title of these shares remains with an escrow agent for the benefit of the minority shareholders pending the final settlement date. Based on this agreement, MIC regained control and began consolidating Telemóvil at 100% since September 15, 2003. The legal ownership interest of MIC remains at 70% until the final settlement date. Telemóvil's license contract was signed in September 1991 for a 15-year period. The license is automatically renewable for successive five-year periods after the initial 15-year period in the absence of default by Telemóvil under the license conditions.

        The reconsolidation of El Salvador will positively impact revenues, as Telemóvil is a significant contributor to the revenues generated in Latin America. During the first nine months of 2004, the revenues of Telemóvil represented 16% of our total revenues. We are currently taking additional steps to further increase the profitability of Telemóvil and to bring Telemóvil's operating margin in line with the operations of the Group.

        Like other MIC operations in Latin America, this year, Telemóvil began changing its network technology to the GSM standard. The aggregate cost of building out this new network, together with capital investments relating to the migration of certain of our existing customers to GSM networks, will be principally financed through operating cash flow and supplier financing. In addition, Telemóvil will continue to use a portion of its operating cash flow to repay the debt related to the acquisition of its own shares.

Effect of Exchange Rate Fluctuations

        Exchange rates for currencies of the countries in which our ventures operate may fluctuate in relation to the U.S. dollar, and such fluctuations may have a material adverse effect on our earnings, assets or cash flows when translating local currency into U.S. dollars. For each venture that reports in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar would reduce our profits while also reducing both our assets and liabilities. In the nine months ended September 30, 2004, we had an exchange gain of $1,631,000. To the extent that our ventures upstream cash in the future, the amount of U.S. dollars we will receive will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. The exchange rates obtained when converting local currencies into U.S. dollars are set by foreign exchange markets over which we have no control. We have not entered into any hedging transactions to limit our foreign currency exposure. In the nine months ended September 30, 2003, we had an exchange gain of $6,313,000.

Recent IFRS pronouncements

        On February 19, 2004, the International Accounting Standards Board ("IASB") issued International Financial Reporting Standard No. 2 ("IFRS 2"), Share-based payments. Amongst others, IFRS 2 requires companies to recognize a charge in the income statement for share-based awards to employees over the period from the grant date to the vesting date. The charge is assessed on a fair value basis, with measurement at the grant date. The fair value of share awards will be assessed using an option-pricing model. IFRS 2 applies to accounting periods beginning on or after January 1, 2005. MIC is currently assessing the impact on its consolidated financial statements of adopting IFRS 2.

        On March 31, 2004 the IASB issued International Financial Reporting Standard No. 3 ("IFRS 3"), Business Combinations. Amongst others, IFRS 3 requires reporting enterprises to account for all business combinations as acquisitions, to recognize intangible assets arising from business combinations separately from goodwill, to recognize acquired measurable contingent liabilities, to allocate goodwill to cash-generating units, to cease amortization of goodwill and to test goodwill for impairment on an annual basis. IFRS 3 is mandatory for business combinations that are agreed on or after March 31, 2004. MIC has elected to apply IFRS 3 prospectively. Therefore the accounting for past acquisitions will not change until January 1, 2005, when amortization of goodwill will cease and any existing negative goodwill will be recognized in the opening balance of equity. Goodwill amortization for the full year 2003 and for the nine months ended September 30, 2004 was $6,698,000 and $5,837,000 respectively. Negative goodwill as of September 30, 2004 is $8,117,000. No business combinations have taken place within the Group since March 31, 2004.

        On March 31, 2004, the IASB issued International Financial Reporting Standard No. 5 ("IFRS 5"), Non-current Assets Held for Sale and Discontinued Operations. IFRS 5 prescribes the measurement and presentation requirements for non-current assets "held for sale". Companies affected by IFRS 5 will be required to have new balance sheet line items, both for assets for sale and associated liabilities. IFRS 5 applies to accounting periods beginning on or after January 1, 2005. MIC expects to apply IFRS 5 to its operation in Peru as from that date.

        Finally, during 2003 and early 2004, the IASB released 15 revised standards and further amendments, including IAS 32 and IAS 39. MIC is currently assessing the impact on its consolidated financial statements of adopting these revised standards, which will come into force on January 1, 2005.

        MIC has not elected to early adopt any of the revised IAS or other new IFRS.

Results of Operations

  Nine Months Ended September 30, 2004 and 2003

        The following table sets forth certain profit and loss statement items for the periods indicated.

	Nine Months Ended		Impact on Comparative Results for Period
	September 30, 2004 (unaudited)	September 30, 2003 (unaudited)	Amount of Variation	Percent Change
	(in thousands of U.S. dollars, except percentages)
Revenues	665,780	445,249	220,531	50%
Cost of sales	(269,549)	(175,229)	(94,320)	54%
Sales and marketing	(85,414)	(57,286)	(28,128)	49%
General and administrative expenses	(92,113)	(71,531)	(20,582)	29%
Other operating expenses	(26,762)	(21,432)	(5,330)	25%
Operating profit	189,991	120,902	69,089	57%
Valuation movement on investment in securities	(145,157)	119,239	(264,396)	-222%
Fair value result on financial instruments	132,402	(26,440)	158,842	-600%
Interest expense	(77,326)	(91,460)	14,134	-15%
Other financial income	200	96,748	(96,548)	-100%
Exchange gains	1,631	6,313	(4,682)	-74%
Charge for taxes	(50,761)	(29,101)	(21,660)	74%
Net profit for the period	42,318	189,056	(146,738)	-78%

        Subscribers.    Our worldwide total cellular subscribers increased by 29% to 6,853,233 as of September 30, 2004 from 5,303,841 as of September 30, 2003. Of the total subscribers as of September 30, 2004, 5,957,065, or 87%, were prepaid, an increase of 30% over the 4,594,329 prepaid subscribers as of September 30, 2003. Our proportional subscribers increased by 24% to 4,737,721 as of September 30, 2004 from 3,806,646 as of September 30, 2003. The four largest contributors to subscriber growth in the nine months ended September 30, 2004 were the operations in Vietnam, Cambodia, Senegal, and Ghana with a total of 907,260 net new subscribers.

        Revenues.    Total revenues for the nine months ended September 30, 2004 were $665,780,000, an increase of 50% over $445,249,000 for the nine months ended September 30, 2003. The increase is mainly due to revenue growth throughout the Group's operations and the reconsolidation of El Salvador since September 15, 2003, and is reduced by the divestment of our operation in Colombia in February 2003. Included in total revenues for the nine months ended September 30, 2004 are revenues of $106,507,000 from our operation in El Salvador, and included in total revenues for the nine months ended September 30, 2003 are revenues of $5,926,000 from our divested operation in Colombia. The four largest contributors to revenues during the nine months ended September 30, 2004 were our operations in Vietnam, El Salvador, Guatemala and Pakistan.

        Cost of sales.    Cost of sales increased by 54% for the nine months ended September 30, 2004 to $269,549,000 from $175,229,000 for the nine months ended September 30, 2003. The increased cost of sales is mainly explained by the growth throughout the operations and the reconsolidation of El Salvador. As a percentage of total revenues, cost of sales for operations remains stable at approximately 40%.

        Sales and marketing.    Sales and marketing expenses increased by 49% for the nine months ended September 30, 2004 to $85,414,000 from $57,286,000 for the nine months ended September 30, 2003. This increase mainly reflects the reconsolidation of El Salvador since September 15, 2003. Sales and marketing expenses as a percentage of total revenues were 13% for the nine months ended September 30, 2004 and 2003.

        General and administrative expenses.    General and administrative expenses increased by 29% for the nine months ended September 30, 2004 to $92,113,000. The increase is largely due to the reconsolidation of El Salvador in September 2003 which had general and administrative expenses of $10,264,000 for the nine months ended September 30, 2004 (September 30, 2003: $668,000).

        Gain from sale of subsidiaries and joint ventures, net.    For the nine months ended September 30, 2004, we made a net loss of $1,951,000, reflecting mainly the loss on the sale of our operation in Argentina, down from the net gain of $1,133,000 for the nine months ended September 30, 2003.

        Other operating expenses.    Other operating expenses increased by 25% for the nine months ended September 30, 2004 to $26,762,000 from $21,432,000 for the nine months ended September 30, 2003 mainly due to the reconsolidation of El Salvador since September 15, 2003 and the growth in MIC's operations.

        Operating profit.    Total operating profit for the nine months ended September 30, 2004 was $189,991,000, compared with $120,902,000 for the year ended nine months ended September 30, 2003 for the reasons stated above.

        Valuation movement on investment in securities.    For the nine months ended September 30, 2004 valuation movement on investment in securities was $(145,157,000) representing the variation in share price of the Tele2 AB shares and exchange rates since December 31, 2003. For the nine months ended September 30, 2003 valuation movement on securities was $119,239,000.

        Fair value result on financial instruments.    For the nine months ended September 30, 2004 Fair value result on financial instruments was $132,402,000 representing the revaluation of the embedded derivative on the 5% Mandatory Exchangeable Notes. For the nine months ended September 30, 2003 fair value result on financial instruments was $(26,440,000).

        Interest expenses.    Interest expense for the nine months ended September 30, 2004 decreased by 15% to $77,326,000 from $91,460,000 for the nine months ended September 30, 2003. This decrease arose primarily from the debt reduction plan that was implemented in 2003.

        Other financial income.    For the nine months ended September 30, 2003, MIC realized a gain on the debt restructuring of $96,748,000 (see Note 6 to the unaudited interim condensed consolidated financial statements as of September 30, 2004).

        Exchange gain (loss).    MIC had a net exchange gain for the nine months ended September 30, 2004 of $1,631,000 compared to a gain of $6,313,000 for the nine months ended September 30, 2003. In 2004, the exchange gain was mainly due to the revaluation at the period-end exchange rate of the 5% Mandatory Exchangeable Notes. In 2003, the exchange gain was mainly a result of the weakening of the U.S. dollar against the majority of currencies used by the Group.

        Charge for taxes.    The net tax charge for the nine months ended September 30, 2004 increased to $50,761,000 from $29,101,000 in the nine months ended September 30, 2003. This increase is mainly due to the increased profitability of our operations in 2004.

        Net profit for the period.    The net profit for the nine months ended September 30, 2004 was $42,318,000 compared to a profit of $189,056,000 for the nine months ended September 30, 2003 for the other reasons stated above. For the nine months ended September 30, 2004, the net profit was mainly affected by the valuation movement on securities of $(145,157,000) and the fair value result on financial instruments of $132,402,000. For the nine months ended September 30, 2003, the net profit was mainly affected by the valuation movement on securities of $119,239,000 and the other financial income of $96,748,000.

Geographical Segment Information

        The table below sets forth our revenues by geographical segment for the periods indicated.

	Nine Months Ended September 30,
	2004 (unaudited)	2003 (unaudited)
	(in thousands of U.S. dollars)
South East Asia	167,170	124,959
South Asia	88,360	76,462
Central America	217,135	103,907
Of which divested	—	5,926
South America	81,703	73,320
Africa	105,624	57,645
Other	5,788	8,956
Of which divested	2,213	1,635

Total revenues	665,780	445,249

        The table below sets forth our revenues by geographical segment, in percent of total revenues, for the periods indicated.

	Nine Months Ended September 30,
	2004 (unaudited)	2003 (unaudited)
	(in thousands of U.S. dollars)
South East Asia	25.1%	28.0%
South Asia	13.3%	17.2%
Central America	32.6%	23.3%
South America	12.3%	16.5%
Africa	15.9%	13.0%
Other	0.8%	2.0%

Total	100%	100%

Liquidity and Capital Resources

Cash Flows

        For the nine months ended September 30, 2004, cash provided by operating activities was $202,037,000, compared to $128,322,000 for the nine months ended September 30, 2003. The increase is mainly due to increased cash flows from operating profits and lower interest payments.

        Cash used by investing activities was $82,898,000 for the nine months ended September 30, 2004, compared to $14,173,000 for the nine months ended September 30, 2003. In the nine months ended September 30, 2004, MIC used cash to purchase $116,380,000 of property, plant and equipment compared to $60,326,000 for the same period in 2003. Time deposits decreased by $19,586,000.

        Financing activities used total cash of $57,055,000 for the nine months ended September 30, 2004, compared with $50,464,000 for the nine months ended September 30, 2003. In the nine months ended September 30, 2004, we repaid debt of $85,047,000 while raising an additional $29,046,000 through financing.

        The net cash inflow in the nine months ended September 30, 2004 was $61,052,000 compared to an inflow of $64,180,000 for the nine months ended September 30, 2003. MIC had a closing cash and cash equivalents balance of $209,881,000 as of September 30, 2004 compared to $134,631,000 as of September 30, 2003.

Investments, Capital Expenditures and Divestments

Investments

        On February 5, 2004 MIC acquired 25% of Millicom Tanzania Ltd from the Government of Tanzania, bringing its ownership to 84%. MIC now fully controls Millicom Tanzania Ltd.

Capital Expenditure

        Our capital expenditures by geographical region were as follows during the periods indicated:

	For the Nine Months Ended September 30,
	2004 (unaudited)	2003 (unaudited)
	(in thousands of U.S. dollars)
South East Asia	20,421	28,893
South Asia	57,166	8,202
Central America	26,904	5,309
South America	24,241	5,021
Africa	30,347	16,571
Other	1,145	1,259

Total	160,224	65,255

        The main capital expenditures related to the GSM migration in Latin America and Pakistan and the expansion of existing networks both in terms of areas covered and capacity.

Divestments

        On September 22, 2004, MIC completed the sale of Millicom Argentina S.A., its high speed wireless data joint venture in Argentina, realizing a loss of $1,981,000 on net proceeds of $2,000,000.

  Corporate and Other Debt and Financing

        As of December 31, 2003, on a consolidated basis, we had total outstanding debt and other financing of $1,276,865,000. Of the total indebtedness of the combined ventures, $644,651,000 represented indebtedness secured by pledged assets, letters of credit or MIC guarantees.

        As of September 30, 2004, we had total consolidated outstanding debt and other financing of $1,073,883,000. Of this amount, $488,256,000 represented indebtedness secured by pledged assets, letters of credit or MIC guarantees.

        Of the total consolidated outstanding debt and other financing,

  •
  $536,399,000, net of deferred financing fees, was in respect to the 10% Senior Notes;

  •
  $330,992,000, net of deferred financing fees, was in respect to debt component of the 5% Mandatory Exchangeable Notes;

  •
  $206,492,000 was in respect to the indebtedness of our ventures.

        The 2% Senior Convertible PIK Notes were convertible at any time into MIC common stock at a conversion price of $2.69 per share ($10.75 before the February 2004 stock split). On April 26, 2004, MIC called the entire outstanding amount of 2% Senior Convertible PIK Notes Due 2006 (the "2% Notes") in an aggregate principal amount of approximately $160,000 for redemption in cash in accordance with the terms of the Indenture covering the 2% Notes. An amount of $63,371,000 out of the total $63,531,000 2% Notes was converted into MIC shares before April 26, 2004.

Short-term Liabilities

        As of September 30, 2004, MIC had a total of $471,510,000 of current liabilities, including $100,212,000 of current debt and other financing. Management expects a substantial portion of such short-term debt to be extended prior to maturity.

        As of September 30, 2004, we had commitments to purchase within one year network equipment, land and buildings and other fixed assets with a value of $51,156,000 from a number of suppliers.

        As of September 30, 2004, we had outstanding letters of credit and guarantees of $20,256,000 and $70,585,000, respectively.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (REGISTRANT)
By:	/s/ BRUNO NIEUWLAND Bruno Nieuwland Chief Financial Controller
By:	/s/ MARC BEULS Marc Beuls President and Chief Executive Officer

Date: November 26, 2004

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  Item 1. FINANCIAL STATEMENTS
Condensed consolidated balance sheets
Condensed consolidated statements of profit and loss
Condensed consolidated statements of cash flows
Condensed consolidated statements of changes in shareholders' equity
Condensed consolidated notes
  Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SIGNATURES